UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Five Prime Therapeutics, Inc.

 (Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

3380X104

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33830X104	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSON:

Magnetar Financial LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

2,443,768
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

2,443,768

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,443,768
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.32%
14.	TYPE OF REPORTING PERSON

IA; OO

CUSIP No. 33830X104	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON:

Magnetar Capital Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

2,443,768
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

2,443,768

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,443,768
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.32%
14.	TYPE OF REPORTING PERSON

HC; OO

CUSIP No. 33830X104	SCHEDULE 13D	Page 4 of 10

1.	NAME OF REPORTING PERSON:

Supernova Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

2,443,768
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

2,443,768

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,443,768
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.32%
14.	TYPE OF REPORTING PERSON

HC; OO

CUSIP No. 33830X104	SCHEDULE 13D	Page 5 of 10

1.	NAME OF REPORTING PERSON:

Alec N. Litowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

2,443,768
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

2,443,768

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,443,768
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.32%
14.	TYPE OF REPORTING PERSON

HC; IN

SCHEDULE 13D

item 1.	security and issuer

This Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 (the “Shares”), of Five Prime Therapeutics, Inc., a company incorporated in Delaware (the “Company”). The principal executive offices of the Company is 111 Oyster Point Boulevard, South San Francisco, CA, 94080, United States.

Item 2.	identity and background

(a)           The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i)  Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (ii) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), and (iii) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)           The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)           Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.	source and amount of funds or other consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 2,443,768 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $92,330,749 (excluding commissions and other execution-related costs).

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the 2,443,768 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 8-K filed on March 4, 2021 that 45,939,508 Shares were issued and outstanding as of March 1, 2021.

(a)            As of the close of business March 12, 2021, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,443,768 Shares, which consisted of (i) 976,600 Shares held for the benefit of PRA Master Fund, (ii) 1,179,243 Shares held for the benefit of Constellation Fund; and (iii) 287,925 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 5.32% of the Shares.

(b)            As of the close of business March 12, 2021, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 2,443,768 Shares, which consisted of (i) 976,600 Shares held for the benefit of PRA Master Fund, (ii) 1,179,243 Shares held for the benefit of Constellation Fund; and (iii) 287,925 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 5.32% of the Shares.

(c)            Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on NASDAQ and various other trading markets.

As disclosed by the Company in the Form 8-K filed with the SEC on March 4, 2021:

On March 4, 2021, Five Prime Therapeutics, Inc., a Delaware corporation (the “Company” or “Five Prime”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Amgen Inc., a Delaware corporation (“Parent” or “Amgen”), and Franklin Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Parent has agreed to cause Purchaser to commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share (the “Shares”), at a price of $38.00 per Share (the “Offer Price”), in cash, minus any applicable withholding taxes and without interest. Following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Amgen. At the effective time of the Merger, each Share (other than Shares validly tendered and irrevocably accepted for purchase pursuant to the Offer, Excluded Shares and Dissenting Shares (each as defined in the Merger Agreement)) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, minus any required withholding of taxes.

The Offer will initially remain open for 20 business days from the date of commencement of the Offer. If at the scheduled expiration time of the Offer any of the conditions to the Offer have not been satisfied (unless such condition is waivable by Purchaser or Parent and has been waived), Purchaser, at its discretion, may extend, and at the request of the Company, Purchaser will extend, the Offer to permit the satisfaction of all Offer conditions.

The obligation of Purchaser to accept for payment, and pay for, Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to satisfaction or waiver, to the extent permitted under applicable legal requirements, of customary conditions, including (i) there being validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Purchaser and its affiliates, represent one more Share than 50% of the total number of Shares outstanding at the expiration of the Offer, (ii) the accuracy of the Company’s representations and warranties (subject to customary materiality qualifiers), (iii) the Company’s compliance or performance in all material respects of its obligations, covenants and agreements it is required to comply with or perform at or prior to the expiration of the Offer, (iv) the absence, since the date of the Merger Agreement, of a Material Adverse Effect (as defined in the Merger Agreement) that is continuing, (v) the expiration or termination of the waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (vi) the absence of any law or order prohibiting the consummation of the Offer or the Merger.

The Merger Agreement includes certain representations, warranties and covenants of the Company, Parent and Purchaser, including certain restrictions with respect to the Company’s business between signing and consummation of the Merger. Parent and the Company also agreed to use their respective commercially reasonable efforts to take all actions, to file all documents and to do all things necessary, proper or advisable under applicable antitrust laws to consummate and make effective the transactions as soon as reasonably practicable, subject to certain limitations set forth in the Merger Agreement.

(d)            No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.      contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

A client of Magnetar Financial has entered into a total return swap agreement giving it economic exposure to the Company.

Magnetar Asset Management LLC (“Magnetar Asset Management”) is an SEC registered investment adviser and an affiliate of Magnetar Financial. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management. Certain clients of Magnetar Asset Management have entered into total return swap agreements giving them economic exposure to the Company.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 15, 2021 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      March 15, 2021

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
Name:	Alec N. Litowitz
Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

By:	/s/ Alec N. Litowitz
Name:	Alec N. Litowitz
Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

supernova management llc

By:	/s/ Alec N. Litowitz
Name:	Alec N. Litowitz
Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
3/4/2021	1,276,971	37.81586	(3)
3/5/2021	875,136	37.75357	(4)
3/8/2021	291,661	37.72012	(5)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $37.81586 per share, at prices ranging from $37.71 to $37.90 per share.

(4) Reflects a weighted average purchase price of $37.75357 per share, at prices ranging from $37.70 to $37.90 per share.

(5) Reflects a weighted average purchase price of $37.72012 per share, at prices ranging from $37.13 to $37.92 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 15, 2021, among the Reporting Persons.